Exhibit 4.3

RESOLUTION OF
THE BOARD OF DIRECTORS OF
R.R. DONNELLEY & SONS COMPANY
March 28, 2002

RESOLVED, that Article IV of the By-Laws of the corporation be and hereby is amended and restated as follows:

“ARTICLE IV

Officers of the Corporation

SECTION 4.1.  Officers and Number.    The officers of the corporation shall be a Chief Executive Officer, a Chairman of the Board, a President, one or more Executive Vice Presidents, a Secretary, a Treasurer, a Controller and such other officers as the Board of Directors may from time to time elect. All officers participating in the Senior Officer Incentive Plan administered by the Board of Directors or its Committees shall be elected by the Board of Directors. Any two or more offices may be held by the same person except the offices of President and Secretary. The Board of Directors may distinguish among officers bearing the same title by the addition of other designations, such as Chief Financial Officer or the like. The Chief Executive Officer shall be either the Chairman, a Vice Chairman or the President, as designated by the Board of Directors.

SECTION 4.2.  Election and Term of Office.    The officers of the corporation shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Vacancies may be filled or new offices created and filled at any meeting of the Board of Directors. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

SECTION 4.3.  Removal.    Any officer elected by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the corporation would be served thereby.

SECTION 4.4.  Vacancies.    A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

SECTION 4.5.  Salaries.    No officer shall be prevented from receiving a salary for his services as an officer by reason of the fact that he is also a Director of the corporation.

SECTION 4.6.  Chief Executive Officer.    The Chief Executive Officer shall have overall supervision of, and responsibility for, the business, and shall direct the affairs and policies of the corporation.

SECTION 4.7.  Chairman of the Board.    The Chairman of the Board shall preside at all meetings of the stockholders and Board of Directors. The Chairman of the Board shall perform such other duties and responsibilities as may be assigned to him by the Board of Directors.

SECTION 4.8.  President.    Subject to the supervision and direction of the Chief Executive Officer, the President shall have responsibility for such of the operations and other functions of the corporation as may be assigned to him. The President shall perform such other duties and responsibilities as may be assigned to him by the Chief Executive Officer. In the absence of the Chairman of the Board, the President shall preside at meetings of the stockholders and Board of Directors.

SECTION 4.9.  Vice Presidents.    Any Vice President elected by the Board of Directors shall have such corporate powers, if any, as may be assigned to him from time to time by the Board of Directors, Chief Executive Officer, Chairman of the Board or the President.

SECTION 4.10.  Senior Vice Presidents.    Any Senior Vice President elected by the Board of Directors shall have such corporate powers, if any, as may be assigned to him by the Board of Directors, Chief Executive Officer, Chairman of the Board or the President.

SECTION 4.11.  Business Unit Presidents.    Any Business Unit President elected by the Board of Directors shall have such corporate powers, if any, as may be assigned to him by the Board of Directors, Chief Executive officer, Chairman of the Board or the President.

SECTION 4.12.  Executive Vice Presidents.    The Board of Directors may designate as an Executive Vice President the officer to whom one or more other senior officers of this corporation reports.

SECTION 4.13.  Order of Succession.    Such of the directors of the corporation as shall be designated by resolution of the Board of Directors, and in the order of such designation, shall in the absence of the Chairman of the Board perform the duties of the Chairman of the Board and shall have all of the powers and shall be subject to any restrictions imposed upon the Chairman.

Such of the officers of the corporation as may be designated by resolution of the Board of Directors, and in the order of such designation, shall in the absence of the Chief Executive Officer, perform the duties of the Chief Executive Officer and when so acting shall have all the powers of and be subject to any restrictions imposed upon the Chief Executive Officer.

Such of the officers of the corporation as may be designated by resolution of the Board of Directors, and in the order of such designation, shall in the absence of the President perform the duties of the President and when so acting shall have all the powers of and be subject to any restrictions imposed upon the President.

SECTION 4.14.  Secretary.    The Secretary shall keep the minutes of all meetings of the stockholders and Board of Directors of the corporation, shall have charge of the corporate records and the corporate seal, and shall have the power to attach the seal to all instruments which shall require sealing after the same shall have been signed as authorized by the Board of Directors.

SECTION 4.15.  Treasurer.    The Treasurer shall be responsible for the receipt, custody and disbursement of all funds of the corporation in the form of both cash and securities. He may delegate the details of his office to someone in his stead, but this shall nowise relieve him of the responsibilities and liability of his office. The Treasurer shall have the power to attach the seal to all instruments which shall require sealing after the same shall have been signed as authorized by the Board of Directors.

SECTION 4.16.  Controller.    The Controller reports to the Chief Executive Officer directly or through such other management executives as the Chief Executive Officer may direct. The Controller, however, may directly submit any matter to the Board of Directors for their consideration. The Controller shall maintain adequate records of all assets, liabilities, and transactions of the corporation, and in conjunction with other officers and department heads, shall initiate and enforce measures and procedures whereby the business of the corporation shall be conducted with the maximum of safety, efficiency and economy. He shall attend that part of the meetings of the Board of Directors which is concerned with the review of the financial and operating reports of the business, except when, in the discretion of the Board, he shall be asked not to attend.”

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